Amended and Restated Expense Limitation and Reimbursement Agreement

To: Princeton Private Equity Fund

8000 Norman Center Drive

Suite 630

Minneapolis, MN 55437

Dear Board Members:

You have engaged us to act as the sole investment adviser to the Princeton Private Equity Fund (the "Trust" or the "Fund"), pursuant to a Management Agreement dated on or about September 26, 2014.

Effective from the effective date of the Fund's commencement of investment operations for a period of 2 years (the “Limitation Period”), we agree to limit the amount of “Specified Expenses” (as described below) borne by the Fund during the Limitation Period to an amount not to exceed 0.75% per annum of each of the class A or Class I share’s net assets (the “Expense Cap”), and pay or reimburse the Fund for any Specified Expenses in excess of the Expense Cap. The Limitation Period may be extended by us for successive twelve-month periods, provided that such extension is approved by a majority of the Trustees of the Trust. “Specified Expenses” is defined to include all expenses incurred in the business of the Fund, provided that the following expenses are excluded from the definition of Specified Expenses: the Fund’s direct expenses or proportional share of (i) fees, expenses, allocations, carried interests, etc. of the Investment Funds in which the Fund invests (including all acquired fund fees and expenses), (ii) transaction costs, including legal costs and brokerage commissions, of the Fund associated with the acquisition and disposition of primary interests, secondary interests, co-investments, ETF investments, and other investments, (iii) interest payments incurred by the Fund, (iv) fees and expenses incurred in connection with a credit facility, if any, obtained by the Fund, (v) taxes of the Fund, (vi) extraordinary expenses (as determined in our sole discretion) of the Fund, which may include non-recurring expenses such as, for example, litigation expenses and shareholder meeting expenses, (vii) the distribution and service fees paid by the Fund, and (viii) our fees under the Management Agreement and any other investment management fee paid by the Fund. “Extraordinary expenses” are expenses incurred outside of the ordinary course of business, including, without limitation, litigation or indemnification expenses, excise taxes, and costs incurred in connection with holding and/or soliciting proxies for a meeting of Investors.

Additionally, this Expense Limitation Agreement may not be terminated by Princeton Fund Advisors, LLC, but may be terminated by the Fund's Board of Trustees, on written notice to Princeton Fund Advisors, LLC. This Agreement will automatically terminate, with respect to the Fund if the Management Agreement for the Fund is terminated. Any payment or reimbursement by us is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expenses were incurred, even if the repayment occurs after the termination of the Limitation Period, provided that the Specified Expenses have fallen to a level below the Expense Cap and the reimbursement amount does not raise the level of Specified Expenses in the month the repayment is being made to a level that exceeds the Expense Cap. The right to repayment shall survive termination or expiration of this Agreement or the Management Agreement, unless waived by Princeton Fund Advisors, LLC.

This Agreement amends and restates the Expense Limitation and Reimbursement Agreement between the parties dated September 26, 2014.

Princeton Fund Advisors, LLC	ACCEPTANCE: Princeton Private Equity Fund
By:/s/ Michael Sabre	By: /s/ John L. Sabre
Name: Michael Sabre	John L. Sabre
Title: Chief Financial Officer	Trustee and President
Date: 6-17-2015	Date: 6-17-2015